Exhibit 99.1

Check-Cap Reports First Quarter 2015 Financial Results and Provides Corporate Update

ISFIYA, Israel, June 4, 2015 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today provided a corporate update and announced financial results for the first quarter, ended March 31, 2015.

“In recent months, Check-Cap has made significant progress advancing our corporate and clinical objectives,” said Guy Neev, CEO of Check-Cap. “Following our IPO in February, we received a critical Notice of Allowance from the U.S. Patent and Trademark Office, further strengthening our global intellectual property position. In addition, our shareholders approved the appointment of William Densel as President of U.S. Operations, establishing our presence in Boston, a key medical device hub. The company remains on track to execute our planned clinical program, continue discussions with the FDA and file for a CE mark.”

Recent Highlights

•
In February 2015, Check-Cap successfully completed its initial public offering and simultaneous private placement. The aggregate proceeds from these offerings, including the overallotment option exercised by the underwriters, before underwriting discounts, commissions and offering expenses, was $25.5 million.

•
On April 27, 2015, Check-Cap announced that the United States Patent and Trademark Office (USPTO) had issued a Notice of Allowance for patent application U.S. 13/825,018 for Check-Cap’s investigational, preparation-free endoscopy capsule with colon imaging system for detecting colorectal cancer and clinically-significant pre-cancerous polyps. This Notice of Allowance extends the Company’s intellectual property coverage, and provides additional protection for the R&D work that has been performed by the Company.

•
Check-Cap recently announced the appointment of Bill Densel as Check-Cap’s President of U.S. Operations. Shareholders approved the terms of Mr. Densel’s engagement at an Extraordinary General Meeting of Shareholders held on May 19, 2015.

•	Check-Cap remains on track with its clinical development program and plans to hold discussions with the FDA regarding a U.S. pivotal study by the end of the year.

Financial Results for the First Quarter Ended March 31, 2015

Research and development expenses, net were $1.4 million in the three months ended March 31, 2015 compared to $0.8 million in the same period in 2014. The increase was primarily due to a one-time share-based payment of $0.4 million, as well as clinical-related expenses. General and administrative expenses were $2.5 million in the three months ended March 31, 2015 compared to $0.3 million for the quarter ended March 31, 2014. General and administrative expenses in the first quarter of 2015 included a one-time share-based payment of $1.7 million. The Company reported a total comprehensive loss of $4.1 million in the three months ended March 31, 2015 compared to $1.1 million for the same period in 2014.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (GAAP), the Company's earnings release contains Non-GAAP financial measures of comprehensive loss for the period that exclude the effects of share-based compensation, changes in royalties and other financial liabilities. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going operations.  Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.  The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.  Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company focused on the development of innovative imaging devices. The Company is developing an ingestible capsule for the identification of colorectal cancer and pre-cancerous lesions in the colon. Utilizing proprietary, ultra-low-energy X-ray-based technology, the capsule safely generates high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring traditional bowel preparation or modifications to a person’s diet and activities, Check-Cap’s system is designed to be patient-friendly and to increase compliance with colorectal cancer screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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Financial Tables to Follow

CHECK-CAP LTD.
STATEMENTS OF FINANCIAL POSITION
(U.S. dollas in thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	19,840	1,075
Restricted deposit	46	46
Receivables on account of share options	-	4,800
Other current assets	612	117
Total current assets	20,498	6,038

Non-current assets
Property and equipment, net	191	191
Deferred issuance costs	-	1,556
Total non-current assets	191	1,747

Total assets	20,689	7,785

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	445	333
Other current liabilities	185	1,369
Employee benefits	759	1,122
Total current liabilities	1,389	2,824

Non-current liabilities
Royalties provision	2,633	2,509
Other financial liabilities	234	225
Total non-current liabilities	2,867	2,734

Shareholders’ equity
Preferred share capital	-	226
Ordinary share capital	530	53
Premium on preferred shares	-	21,167
Share options	-	6,593
Premium on ordinary shares	44,093	6
Capital reserve for ordinary share-based payment	2,482	743
Accumulated deficit	(30,672)	(26,561)
Total shareholders’ equity	16,433	2,227

Total liabilities and shareholders’ equity	20,689	7,785

CHECK-CAP LTD.
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
 (U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2015	2014
	(Unaudited)

Research and development expenses, net	1,358	797
General and administrative expenses	2,507	295
Operating loss	3,865	1,092

Finance income	(12)	(40)
Finance expenses	258	35
Finance expenses (income), net	246	(5)

Loss for the period	4,111	1,087

Total comprehensive loss for the period	4,111	1,087

Loss per ordinary share (in USD) Basic and diluted	0.53	0.67

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	7,822	1,627

CHECK-CAP LTD.
SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS
 (Unaudited. In thousands, except per share amounts)

	Three months ended March 31,
	2015	2014

GAAP total comprehensive loss for the period	4,111	1,087
Share-based compensation (1)	(2,267)	(20)
Current changes in provision for royalties and other financial liabilities	(132)	(10)
Non-GAAP total comprehensive loss for the period	1,712	1,057

(1) Share based compensation:
Research and development expenses, net	456	16
General and administrative expenses	1,811	4
	2,267	20

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com